SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of December 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated December 17, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350 and 333-66044.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION

         University of Waterloo partners with CGI bonding education with business to create e-commerce initiative

Waterloo, Ontario, December 17, 2001 - The University of Waterloo in partnership with CGI Group Inc. (CGI) (NYSE: GIB; TSE: GIB.A), today announced the decision to create an R&D Chair at the University of Waterloo to advance research in e-commerce.

"This initiative will act as a catalyst in providing deeper understanding of which concepts of future e-business solutions are most likely to provide competitive advantages in key sectors including financial services, telecommunications and government," said Michael Roach, president, Canada and Europe, CGI. "It enables the creation of targeted, high quality e-commerce solutions, while solidifying CGI's growth commitment to the Kitchener-Waterloo region where it is active in the insurance market serving such clients as Economical."

As a complement to this initiative, CGI will seek a major client in each key sector to participate in the development of a world-class research centre of excellence with an emphasis on real business issues. The financial services research centre of excellence will be in the insurance field, one of CGI's strong and well-recognized areas of expertise.

As part of the partnership, the University of Waterloo and CGI signed a protocol for a human resources stream that will facilitate academic exchanges including access to graduates and increased participation in the University of Waterloo's highly successful co-op programs. In Ontario alone, CGI employs over 3,500 professionals with an additional 9,500 worldwide.

As part of the e-commerce initiative, a research lab will also be established at the Universitie de Montreal to capitalize upon their top-notch expertise to then develop prototypes to test the practical results of the research and advanced concepts of e-business architecture. The plan calls for CGI to invest CDN$1.5 million in the creation of this Chair and lab which is scheduled to be up and running in the spring of 2002.

"This project is based on the concept that research in e-business cannot be done well in discrete pieces, but requires a team approach with complementary expertise over a wide range of interest," said David Johnston, president, University of Waterloo. "This is a model case of a university working hand-in-hand with a renowned business leader to create a win-win outcome."

E-commerce is evolving and rapidly moving from a pure technology-driven focus to a user-need driven focus. The goals of this important initiative are to understand which concepts of future e-business solutions are most likely to provide competitive advantages in key sectors namely financial services, telecommunications and government and the commonalities of these concepts. As well, it will help develop fundamental understanding of design spaces, architectures, integration methodologies for such e-business solutions, and assist the development and testing of such breakthrough methods and systems.

"CGI is very pleased to be at the core of this vital initiative as we see how e-commerce is rapidly changing the way our clients do business. As Canada's global IT services firm, CGI recognizes its role and responsibility to establish strong links with universities in their ongoing research efforts and in doing so fuel CGI's efforts to accelerate our growth and position as a world-class IT partner," said Roach.

About the University of Waterloo
From its founding in 1957, the University of Waterloo has been an outward-looking university, aware of and responsive to the needs of society. Waterloo (22,000 students) was the first university in Canada to offer the co-op system of study, which balances theoretical learning with practical experience in the workplace. It was also the first university in the world to establish a faculty of mathematics and the first university in North America to make computers available to undergraduates. Today, advanced technology is an integral component of everything the university does. Waterloo has ranked "best overall" university by reputation in Canada for the past decade in Maclean's, and this year is also rated the #1 "comprehensive university." But educating the leaders of tomorrow is not Waterloo's only mission. With over $80 million in research annually, Waterloo is also a research-intensive university, committed to discovering new knowledge and finding ways to use that knowledge for the benefit of society. Well known for its entrepreneurial spirit, Waterloo is a leader in the transfer of technology and ideas, and is credited with creating over 22% of all technology-based spin-offs in Canada (PricewaterhouseCoopers study, Sept.
2001).

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$6 billion (CDN$9.3 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
For more information:

University of Waterloo
Martin Van Nierop
Director of information and public affairs
(519) 888-4881

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-1911

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date:    December 17, 2001               By   /s/  Paule Dore
                                            Name:  Paule Dore
                                            Title: Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary